Exhibit 99.1
Sun Life Financial continues share repurchase program
TORONTO (January 10, 2007) — Sun Life Financial Inc. (TSX, NYSE: SLF) announced today that the Toronto Stock Exchange has accepted its notice of intention to make a normal course issuer bid. Under the normal course issuer bid, Sun Life Financial may purchase up to 28,565,318 common shares, representing approximately 5% of the 571,848,948 currently outstanding common shares.
In its 2006 share repurchase program, Sun Life Financial repurchased 12,168,661 common shares at an average price of $46.30 per share. The aggregate price of approximately $563 million exceeded Sun Life Financial’s medium term objective of $500 million for share repurchases. The common shares repurchased were approximately 2.1% of those outstanding prior to commencing the buy-back.
The new normal course issuer bid will commence on January 12, 2007 and continue until January 11, 2008, or such earlier date as the company completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange. Any common shares acquired by the company will be cancelled.
From time to time, Sun Life Financial possesses excess capital not currently required to support its business objectives. As a result, the company believes that the purchase of its common shares may represent an appropriate and desirable use of its available funds.
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2006, the Sun Life Financial group of companies had total assets under management in excess of $400 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi Senior Manager External Communications & Corporate Affairs Tel: 519-888-3160 susan.jantzi@sunlife.com	Kevin Strain Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com